NUMBEER, INC.

September 28, 2011

VIA EDGAR ONLY

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention:  Julie Sherman
                  Staff Accountant

Re: Numbeer, Inc.
      Form 10-K for the year ended May 31, 2010
      Filed September 1, 2010
      Form 10-Q/A for the period ended November 30, 2010
      Filed August 22, 2011
      File No. 333-153172

Dear Ms. Sherman,

Please be advised that I am the duly authorized President, Treasurer and Secretary of Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated September 7, 2011, with respect to the above-referenced filings (the “Comment Letter”).  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Amendment No.3 to Form 10-Q for the quarterly period ended November 30, 2010

Report of Independent Registered Public Accounting Firm. page 4

1.
We note that the review report of Li & Company PC does not comply with the guidance provided in PCAOB Auditing Standard No.1. For example, while that standard requires that reports issued by auditors refer to "the standards of the Public Company Accounting Oversight Board (United States)" we note that the report of Li & Company PC says that the review was performed in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.  In addition, your auditors have not included a title on the report that includes the word independent as required by paragraph 37 (a) of AU Section 722.  Further, the last sentence does not indicate that the generally accepted accounting principles to which they refer are those of the United States (i.e., U.S. generally accepted accounting principles).

Please have your auditors refer to the illustrative example reports included in the Appendix to PCAOB Auditing Standard No.1 and further amend the Form 10-Q to provide a review report from your auditors that fully complies with that standard.

We intend to file the revised report, a draft of which appears below that attempts tp comply with in PCAOB Auditing Standard No.1 :

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Numbeer, Inc.
(A development stage company)
Carson City, Nevada

We have reviewed the accompanying balance sheet of Numbeer, Inc. (a development stage company) (the “Company”), as of November 30, 2010 and 2009 the related statements of operations for the three and six months then ended and for the period from April 7, 2008 (inception) through November 30, 2010, and the related statements of cash flows for the six months then ended and for the period from April 7, 2008 (inception) through November 30, 2010.  These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we express no such opinion.

        Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has a deficit accumulated during the development stage at November 30, 2010 and had a net loss and net cash used in operating activities for the interim period then ended, respectively with no revenue earned since inception, all of which raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Li & Company, PC
Li & Company, PC
Skillman, New Jersey
July 12, 2011

2.
We note that while the review report of Li & Company PC was revised to include the auditor's review of the financial statements for the period from inception to November 30, 2010, the report does address the financial statements as of and for the three and six month periods ended November 30, 2009 which are also presented in the Form 10-Q but which were not previously audited or reviewed by Li & Company PC.

•
Please tell us whether Li and Company PC performed a review of the interim financial statements as of and for the three and six month periods ended November 30, 2009 which are also presented in the Form 10-Q. If they did, please have them revise the review report to address their review.

•
If Li & Company PC did not perform that review, tell us whether your prior auditors--who initially performed the review of the comparative 2009 interim periods--also performed the follow up procedures required by the PCAOB Standards and provided its permission or consent to allow you to file the financial statements under its review.  Please provide us a copy of that permission or consent.

•
If the prior auditor did not or is unable to perform the follow up procedures required by the PCAOB Standards and provide its permission or consent to allow you to file the 2009 interim financial statements under its review, you will be required to engage another Independent Registered Public Accounting Firm, possibly your current auditors, to perform that review and amend the Form 10-Q to include the review report of that accounting firm.

Please be advised that Li & Company PC performed a review of the interim financial statements as of and for the three and six month periods ended November 30, 2009.

`	Sincerely,

NUMBEER, INC.
	By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director

________________________________________________________________________
112 North Curry Street, Carson City, NV 89703-4934 •  Phone: (775) 321-8216